Exhibit 4.17
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2019, Zoetis Inc. (“Zoetis,” the “Company,” “we,” “us” and “our”) had one class of securities that was registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our common stock, par value $0.01 per share.
Description of Common Stock
The following description of certain terms of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by reference to, our restated certificate of incorporation (the “Certificate of Incorporation”) and our by-laws, as amended and restated (the “By-Laws”), each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.17 is a part, and the applicable provisions of the Delaware General Corporation Law (the “DGCL”). We encourage you to read the Certificate of Incorporation, the By-laws and the applicable provisions of the DGCL for additional information.
Authorized Shares of Capital Stock
Our authorized capital stock consists of 6,000,000,000 shares of common stock, par value $0.01 per share, and 1,000,000,000 shares of preferred stock, par value $0.01 per share. As of December 31, 2019, there were 475,528,210 shares of common stock outstanding, and no shares of our preferred stock outstanding. The shares of common stock currently outstanding are fully paid and nonassessable.
Preferred Stock
Our board of directors has the authority, without the need for stockholder approval and subject to any limitations that may be imposed by the DGCL or our By-Laws, to issue one or more classes or series of preferred stock at any time and to fix for each such class or series the rights, preferences and restrictions, including, without limitation:

•	voting rights;

•	redemption rights;

•	dividend rights;

•	liquidation rights;

•	conversion rights; and

•	any other relative rights, preferences and restrictions.
As described above, our board of directors, without stockholder approval, may issue preferred stock with voting and conversion rights, which could adversely affect the voting power of the holders of our common stock. If we issue preferred stock, it may have the effect of delaying, deferring or preventing a change of control.
Voting Rights
Holders of common stock have one vote per share on all matters voted on by stockholders, including the election of directors. Our common stock does not have cumulative voting rights.

Dividend Rights
Subject to the rights of holders of any outstanding shares of our preferred stock, the holders of common stock are entitled to receive dividends, if any, as and when may be declared from time to time by our board of directors out of funds legally available therefor.
Liquidation Rights
Subject to any preferential rights of outstanding shares of preferred stock, holders of common stock will be entitled to participate equally and ratably, in proportion to the number of shares held, in our net assets available for distribution to holders of common stock in the event of dissolution.
Absence of Other Rights
Our common stock is not subject to any preemptive rights, subscription rights, preferential rights, conversion rights, exchange rights or redemption rights or related sinking fund provision.
Listing
Our common stock is listed on the New York Stock Exchange under the symbol “ZTS.”
Transfer agent and Registrar
The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.
Limitation of Liability of Directors
Our Certificate of Incorporation provides that none of our directors will be liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent otherwise required by the DGCL. Our Certificate of Incorporation also includes provisions for the indemnification of our directors and officers to the fullest extent authorized or permitted by law. Further, we have entered into indemnification agreements with our directors and executive officers which require us, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service as a director or officer and to advance to them expenses, subject to reimbursement to us if it is determined that they are not entitled to indemnification. We also maintain director and officer liability insurance.
Anti-takeover Effects of the Certificate of Incorporation, By-laws and Delaware Law
Certificate of Incorporation and By-laws. Various provisions contained in the Certificate of Incorporation and the By-laws could delay or discourage some transactions involving an actual or potential change in control of us or a change in our management and may limit the ability of our stockholders to remove current management or approve transactions that our stockholders may deem to be in their best interests. Among other things, these provisions provide for:

•	a board of directors that is divided into three classes with staggered terms;

•	rules regarding how our stockholders may present proposals or nominate directors for election at stockholder meetings;

•	the right of our board of directors to issue preferred stock without stockholder approval;

•	limitations on the right of stockholders to remove directors;

•	limitations on the right of stockholders to act by written consent; and

•	limitations on the right of stockholders to call for special meetings.
Delaware Law. We are a Delaware corporation and consequently are also subject to certain anti-takeover provisions of the DGCL. Subject to certain exceptions, Section 203 of the DGCL prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the corporation’s board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving the corporation and the “interested stockholder” and the sale of more than 10% of the corporation’s assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of the corporation’s outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person. Section 203 makes it more difficult for an interested stockholder to effect various business combinations with a corporation for a three-year period. This statute could prohibit or delay mergers or other takeover or change in control attempts not approved in advance by our board of directors, and, as a result, could discourage attempts to acquire us, which could depress the market price of our common stock.